

January 19, 2011

Ms. Amy Yi Zhang
Chief Financial Officer
Suntech Power Holdings Co., Ltd.
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People's Republic of China

> **Re: Suntech Power Holdings Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed May 11, 2010**
> **File No. 001-32689**

Dear Ms. Zhang:

We have reviewed your response letter dated December 29, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F as of December 31, 2009

Note 12. Investments in Affiliates, page F-29

1.   We note your response to prior comment 9 that the agreement pursuant to which Mr. Romero served as a non-executive representative and sales agent of Suntech expired in March 2008. Please supplementally provide us with a copy of any employment, representative or sales agent agreements you have had with Mr. Romero.

2.   Further to the above, we note that your agreement with Mr. Romero ended in March 2008. Separately, we note that in June 2008, you committed to invest in Global Solar Fund (GSF). Please provide us additional details surrounding your negotiations to invest in GSF. Discuss the timing of your first discussions regarding a potential investment in or other agreement with GSF. Tell us if Mr. Romero was a party to those discussions and, if so, tell us when such discussions with Mr. Romero took place. Explain to what

extent your decision not to renew the previous agreement with Mr. Romero was based on the expectation you would commit to investing in GSF.

You may contact Lynn Dicker, Staff Accountant, at 202-551-3616 or Martin James, Senior Assistant Chief Accountant at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief